

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2015

Via E-mail
Steven A. Hartman
Chief Financial Officer
Penn Virginia Corporation
Four Radnor Corporate Center, Suite 200
100 Matsonford Road
Radnor, PA 19087

  Re: Penn Virginia Corporation
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed February 25, 2015
    Form 10-K for Fiscal Year Ended December 31, 2013
    Filed February 24, 2014
    File No. 001-13283

Dear Mr. Hartman:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

    Sincerely,

    /s/ Brad Skinner

    Brad Skinner
    Senior Assistant Chief Accountant